SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                  UNITED STATES SECURITIES EXCHANGE ACT OF 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

           13-D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                                (AMENDMENT NO. 3)

                           Vesta Insurance Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    925391104
                                    ---------
                                 (CUSIP Number)

                                 James A. Taylor
                        Birmingham Investment Group, LLC
                              17 North 20th Street
                            Birmingham, Alabama 35203

                                 (205) 327-3500
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 26, 2001
                                ----------------
         (Date of Event which Requires Filing of this Amended Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240.13d-7 for other parties to whom copies are to be sent.

         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Birmingham Investment Group, LLC

         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)

             (b)


         3.  SEC Use Only

         4.  Source of Funds (See Instructions)

         5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)

         6.  Citizenship or Place of Organization    Delaware
                                                  -------------

Number of         7.     Sole Voting Power         0
Shares Bene-                                      ---
ficially Owned    8.     Shared Voting Power       0
by Each                                           ---
Reporting         9.     Sole Dispositive Power    0
Person With                                       ---
                 10.     Shared Dispositive Power  0
                                                  ---
     11.      Aggregate Amount Beneficially Owned by Each Reporting Person   0
                                                                            ---
     12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.      Percent of Class Represented by Amount in Row (11)  0
                                                                 ---
     14.      Type of Reporting Person (See Instructions)
                00  (limited liability company)
                -------------------------------

         Item 4.  Purpose of Transaction.
                  ----------------------

         Item 4 is hereby supplemented as follows:

         (a) On January 26, 2001, the 2,950,000 shares of Series A Preferred Stock owned by the Reporting Person were converted into common stock of the Issuer and repurchased by the Issuer at a purchase price of $47,200,000, consisting of $15,000,000 in cash and a note for $32,200,000, due in 120 days.

         (d) Upon the closing of the transaction, James A. Taylor and Larry D. Striplin, Jr., members of the Reporting Person, resigned from the Board of Directors of Issuer.

     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------

         Item 5 is hereby supplemented as follows:

         (a)  0

         (b)  0

         (c) Except as otherwise reported, there have been no transactions regarding the shares of Common Stock or the Series A Convertible Preferred Stock of the Issuer effected during the past sixty days, directly or indirectly, by the Reporting Person or the Manager of the Reporting Person.

         (e)  January 26, 2001

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 9, 2001.



                                                          /s/ James A. Taylor
                                                        ------------------------
                                                        James A. Taylor, Manager